Nelson Mullins Riley & Scarborough LLP
Attorneys and Counselors at Law	Jonathan H. Talcott
101 Constitution Avenue, NW / Suite 900 / Washington, DC 20001	Tel: 202.712.2806
Tel: 202.712.2800 Fax: 202.712.2857	Jon.talcott@nelsonmullins.com
www.nelsonmullins.com
April 8, 2011
By Edgar and Hand Delivery
Mary A. Cole, Senior Counsel
Sheila Stout, Senior Staff Accountant
Division of Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Fidus Investment Corporation Fidus Mezzanine Capital, L.P. Forms N-2 and N-5 Filed March 1, 2011 File Nos. 814-00861; 333-172550
Dear Ms. Cole:
          On behalf of Fidus Investment Corporation (the “Company”) and Fidus Mezzanine Capital, L.P. (the “L.P.”) this letter is being filed with your office in response to the Staff’s comments in your letter dated March 30, 2011 (the “Comment Letter”) with respect to the joint Registration Statement on Forms N-2 and N-5 filed by the Company and the L.P. (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”) on March 1, 2011.
          We have repeated the Staff’s comments followed by the Company’s response below to aid in your review.
General
1.	Whenever a comment is made with respect to disclosure in one location of the filing, it applies to similar disclosure found elsewhere.

Response: The Staff’s comment is acknowledged.
With twelve office locations in the District of Columbia, Florida, Georgia, Massachusetts, North Carolina, South Carolina, and West Virginia

Mary A. Cole, Senior Counsel
Sheila Stout, Senior Staff Accountant
Division of Division of Investment Management
April 8, 2011

2.	Certain items of disclosure were omitted from the registration statement. We may have comments on such items when they are included in a pre-effective amendment to the registration statement.

Response: The Staff’s comment is acknowledged.
Prospectus
3.	Summary — Fidus Investment Corporation — The disclosure in this section states that the Company was formed to continue and expand the business of Fidus Mezzanine Capital, L.P. Please add that investments also will be made at the parent level.

Response: The requested disclosure is located on pages 1, 48 and 60 of Amendment No. 1 to the Registration Statement.

4.	Summary — Investment Criteria/Guidelines — Please disclose any guidelines or restrictions on the ratio of investments in debt and equity. In addition, disclose if there is any “viable exit strategy” for equity investments.

Response: There are no guidelines or restrictions on the ratio of investments in debt and equity. The Company’s investment advisor, Fidus Investment Advisors, LLC, determines the investment portfolio for the Company under the supervision of the Company’s board of directors, and determines the investment portfolio for the L.P. under the supervision of the L.P.’s board of directors.

The requested disclosure regarding the Company’s criteria for “viable exit strategy” for equity investments is located on pages 5 and 65 of Amendment No. 1 to the Registration Statement.

5.	Summary — Portfolio Company — In the table of investments,
a.	Please add a column showing the type of investment (debt or equity).
Response: The requested disclosure is located on page 6 of Amendment No. 1 to the Registration Statement.

Mary A. Cole, Senior Counsel
Sheila Stout, Senior Staff Accountant
Division of Division of Investment Management
April 8, 2011

6.	Summary — Formation Transactions — Please provide an analysis of the formation transactions under Section 57 of the 1940 Act; include a discussion of whether an exemption from the provisions of this section is necessary.

Response: Section 57 of the Investment Company Act of 1940 prohibits or restricts certain transactions with affiliates of a business development company. The formation transactions, specifically the merger of a merger subsidiary of the Company with and into the L.P., will take place prior to the filing by the Company of a Form N-54A election to be treated as a business development company. As a result, Section 57 is not applicable to the formation transactions.

7.	Fees and Expenses — Disclose whether or not the Company anticipates leveraging through the offering of preferred stock during the next 12 months.

Response: The Company does not anticipate any such offering.

If the Company anticipates such an offering, then provide the following additional disclosure, as applicable:
a.	Under the Stockholder transaction expenses section of the fee table, provide a “preferred stock offering expenses borne by holders of common stock” line item presentation. Expand the disclosure accompanying the Example to clarify that such amount is included in the Example’s tabular presentation.
Response: N/A
b.	Make clear that the “Other expenses (estimated)” line item includes the cost of issuing preferred stock.
Response: N/A
c.	Add a “Cost of servicing preferred stock” line item (or, in the alternative, include such expenses in an appropriate caption, e.g., “Leverage expense”) before the “Total annual expenses (estimated)” line item, and provide a footnote explanation. The cost of servicing preferred stock or leverage expense component should include all of the costs of servicing and issuing preferred stock stated as a percentage of net assets attributable to common shares.
Response: N/A

Mary A. Cole, Senior Counsel
Sheila Stout, Senior Staff Accountant
Division of Division of Investment Management
April 8, 2011

d.	State that the expense Example includes the cost of servicing preferred stock.
Response: N/A
e.	Footnote 5 to the Fee Table states that the first part of the incentive fee will equal 20% of the excess of the net investment income that exceeds a hurdle rate. Please disclose that, since the hurdle rate is fixed, as interest rates rise, it will be easier for the adviser to surpass the hurdle rate and receive an incentive fee based on net investment income.
Response: N/A

8.	Related Party Transactions and Certain Relationships — At present, the Company’s board of directors is not composed of a majority of independent members. Disclose if it is expected that the future board, a majority of whom will be independent, will approve the transactions described in this section that have not been “determined through arm’s-length negotiations.”

Response: The Company’s board of directors will be composed of a majority of independent directors prior to the consummation of the formation transactions and the closing of the offering. Such properly constituted board of directors will approve the Company entering into the Investment Advisory Agreement with Fidus Investment Advisors, LLC and adopt the merger agreements which relate to the formation transactions and approve the transactions described in the section “Related Party Transactions and Certain Relationships” that have not been “determined through arms-length negotiations.”
                  The requested disclosure is located on page 88 of Amendment No. 1 to the Registration Statement.

Mary A. Cole, Senior Counsel
Sheila Stout, Senior Staff Accountant
Division of Division of Investment Management
April 8, 2011

9.	Explain in your response the accounting treatment to be accorded the Company’s wholly-owned subsidiaries. For example, inform the staff whether the subsidiaries’ financial statements will be consolidated with those of the Company.

Response: Following the consummation of the formation transactions, the Company will consolidate all of its wholly-owned investment company subsidiaries consistent with Regulation S-X and the Audit and Accounting Guide for Investment Companies issued by the AICPA. All inter-company transactions between the Company and its subsidiaries will be eliminated in the consolidation.

10.	Explain in your response whether the existing partnership agreements continue to be in effect after the formation transactions take place.

Response: The existing partnership agreements will continue but will be substantially amended upon the consummation of the formation transactions.

11.	The quarterly incentive fee calculations presented on page 84 specifically state the exclusion of organization and offering expenses. The description on page 82 of the management fee does not discuss the exclusion of the organization and offering expenses. Ensure that the description and the expense example are consistent.

Response: The requested disclosure is located on page 81 of Amendment No. 1 to the Registration Statement.

12.	Will Fidus Investment Advisers, LLC be the advisor to both the BDC and Fidus Mezzanine, L.P. after the formation transactions occur?

Response: Yes.

13.	Please explain in your response whether the capitalization table on page 45 will include proceeds of the offering as well as activity for Fidus Investment Corporation.

Response: Prior to the consummation of the formation transactions and the completion of the offering, Fidus Investment Corporation will not have any

Mary A. Cole, Senior Counsel
Sheila Stout, Senior Staff Accountant
Division of Division of Investment Management
April 8, 2011

activity. The capitalization table will reflect the formation transactions, as well as the proceeds of the offering net of organizational and offering expenses.

14.	Explain in your response the valuation methodology used for non-controlled debt. In addition, please explain specifically the methodology used for Fairchild Industrial Products Company. There are two subordinated notes maturing on the same date with different interest rates; however, both holdings are valued at par.

Response: For non-control debt investments, the Company generally uses the yield approach to determine fair value. Please see page 50, paragraph 2 of Amendment No. 1 to the Registration Statement for a description of the yield approach. The Company used the yield approach in determining the fair value for both debt investments in Fairchild Industrial Products Company. While both subordinated notes have the same maturity date, the $650,000 13% note ranks senior to the $8,500,000 17% note in the capital structure. Therefore the risk of the 13% note is lower and supports the difference in interest rates. Further, due to Fairchild’s recent performance and cash flow, the stated interest rates for both of the Company’s subordinated notes are higher than comparable market rates that are believed to be available to Fairchild as of December 31, 2010. Therefore, based on the difference in ranking in the waterfall and favorable comparisons to market interest rates, both loans were determined to have a fair value equal to par value despite the difference in stated interest rate. Since there is no expectation of receiving any premiums upon repayment of any portion of these subordinated notes, the Company did not believe a fair value above principal amount was appropriate.

15.	Explain the valuation methodology used at December 31, 2009, for Casino Signs & Graphics, LLC. There are two senior secured loans both at the same interest rate and both on a nonaccrual status. One of the loans has been written down to zero and the other one is valued at $2,672,307.

Response: As of December 31, 2009, the Company had two senior secured loans to Casino Signs & Graphics, LLC (“Casino”). However, one loan (principal amount of $3.0 million) was secured by a first lien on all accounts receivable and inventory, while the second loan (principal amount of $5.3 million) was secured by a second lien on all accounts receivable and inventory and a first lien on all other assets of Casino. Casino has faced significant challenges and, as of December 31, 2009, was unable to make regularly scheduled interest and principal payments. Therefore the Company’s valuation was based on a liquidation of collateral

Mary A. Cole, Senior Counsel
Sheila Stout, Senior Staff Accountant
Division of Division of Investment Management
April 8, 2011

analysis. As of December 31, 2009, Casino’s assets were predominantly comprised of accounts receivable and inventory and it was determined that the liquidation proceeds would likely total $2,672,307. Therefore, the fair value of the secured loan with a first lien priority on the accounts receivable and inventory was determined to be the total amount of liquidation proceeds. The fair value of the $5.3 million secured loan was determined to be $0 as there were insufficient proceeds from the liquidation of accounts receivable and inventory to repay the $3.0 million secured loan and the other assets of Casino were determined to be immaterial.

16.	In the Consolidated Statement of Assets and Liabilities, parenthetically disclose the amount of the SBA debentures that are due within one year.

Response: The amount of SBA debentures due within one year is $0. Please refer to the maturity schedule for all outstanding SBA debentures in Note 7 to the Financial Statements for the requested disclosure.

17.	In the Consolidated Schedule of Investments, please separately disclose the payment in kind interest versus the cash portion.

Response: The requested disclosure is located on pages F-7 through F-12 of Amendment No. 1 to the Registration Statement.

18.	In the Consolidated Statement of Assets and Liabilities, there is a balance of $17,056,508 for accumulated net investment income. Will this income need to be distributed to the BDC and its shareholders after the formation transactions?

Response: This income will not need to be distributed to the BDC or its shareholders after the formation transactions. Each limited partner of the L.P. is receiving shares of the Company in exchange for its limited partnership interest in the L.P., including such limited partner’s proportionate share of any accumulated net investment income. Each limited partner will be taxed on its proportionate shares of such accumulated net investment income.

Mary A. Cole, Senior Counsel
Sheila Stout, Senior Staff Accountant
Division of Division of Investment Management
April 8, 2011

19.	Please advise the Staff as to whether the company accrues an expense for the potential capital gains incentive fee payable in a situation where the Company has accrued unrealized appreciation.

Response: Yes. The Company accrues a capital gains incentive fee liability and corresponding expense when unrealized appreciation is earned.

20.	In the Consolidated Statement of Changes for the periods presented, has there been an allocation of carried interest from the limited partners to the general partner in accordance with note 5 to the Consolidated Financial Statements?

Response: No, there has been no allocation of carried interest from the limited partners to the general partner as the aggregate net returns available to the limited partners do not exceed the limited partners’ preferred return. The cumulative preferred return as of December 31, 2010 is $9.4 million, which is greater than the accumulated net return available to the limited partners (defined as accumulated investment income less accumulated realized losses less accumulated net unrealized depreciation).

21.	Note 4 to the Consolidated Financial Statements states that an independent valuation firm will be engaged to assist in the valuation of each portfolio investment without a readily available market quotation. Please identify the firm and the procedures to be used for valuing these assets. In addition, inform us in your response whether a properly constituted board (with a majority of independent members) will pass on the selection of the loan assets and their valuations.

Response: The Company has engaged an independent valuation firm in the past. The Company may or may not use the same independent valuation firm in the future. The Company believes that any independent valuation firm would use procedures substantially similar to those used by the Company and the current firm.
                  Specifically, to assess fair value of the portfolio company investments, the independent valuation firm would discuss with the portfolio managers of the Company the history, current performance and future outlook of each portfolio company investment. The financial analysis would be based upon available historical and projected financial and operating information regarding the portfolio companies, legal agreements and other documents describing the

Mary A. Cole, Senior Counsel
Sheila Stout, Senior Staff Accountant
Division of Division of Investment Management
April 8, 2011

terms of the investments, and review of industry and selected public company financial data and transaction data, to the extent available, from published or other available sources. The independent valuation firm would also consider such other information, financial studies, analyses and investigations and financial, economic and market criteria that they deem relevant.
                  Any independent valuation firm the Company uses in the future would use methods commonly accepted in the investment community including the income approach and market approach to value the portfolio company investments. The assumptions to be used by the independent valuation firm would be based on general economic, financial, market, operating and other conditions as they exist and could be evaluated by the independent valuation firm as of the valuation date and would be considered in that context.
                  A properly constituted board (with a majority of independent directors) will engage the independent valuation firm(s) and will approve the selection of investments for review by the independent valuation firm(s) on a quarterly basis. The Company’s board of directors is responsible for determining the fair value of the Company’s investments.
22.	The notes to the Financial Statements discuss the wholly-owned taxable subsidiaries that are consolidated into Fidus Mezzanine Capital, L.P. Please explain whether the taxable subsidiaries are permissible investment under Subchapter M of the Internal Revenue Code.

Response: The Company is permitted to invest in taxable subsidiaries under Subchapter M of the Internal Revenue Code (“IRC”), provided that it meets the asset diversification requirements of IRC Section 851(b)(3) where:
•	at least 50% of the value of the Company’s assets consists of cash, cash equivalents, U.S. Government securities, securities of other regulated investment companies, and other securities if such other securities of any one issuer do not represent more than 5% of the value of the Company’s assets or more than 10% of the outstanding voting securities of the issuer; and

•	no more than 25% of the value of the Company’s assets is invested in the securities, other than U.S. government securities or securities of other regulated investment companies, of one issuer, of two or more issuers that are controlled, as determined under applicable IRC rules, by the Company and that are engaged in the same or similar or related

Mary A. Cole, Senior Counsel
Sheila Stout, Senior Staff Accountant
Division of Division of Investment Management
April 8, 2011

trades or businesses, or of certain “qualified publicly traded partnerships.”
              The Company is not allowed to take into account any of the assets owned by its subsidiaries for the purpose of the 50% diversification requirement. The Company is, however, required to take into account its proportional share of any assets owned by its subsidiaries for the purpose of applying the 25% diversification requirement.
23.	Please explain supplementally whether Fidus Investment G.P., LLC will continue to be a subsidiary of Fidus Investment Corp. and explain the function of the subsidiary after the formation transactions occur.

Response: Fidus Investment G.P., LLC will continue to be a subsidiary of the Company and will continue to act as the general partner of the L.P. as required under Delaware law.
          In connection with responding to these comments, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mary A. Cole, Senior Counsel
Sheila Stout, Senior Staff Accountant
Division of Division of Investment Management
April 8, 2011

          Please direct any questions or further communications relating to the above to the undersigned at (202) 712-2806 or Kate Kling at (212) 712-2807. Thank you for your attention to this matter.
Very truly yours,

/s/  Jonathan H. Talcott

Jonathan H. Talcott

cc:	Fidus Investment Corporation Edward H. Ross Cary L. Schaefer